

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Kevin Nazemi
Chief Executive Officer
Digital Transformation Opportunities Corp.
10250 Constellation Blvd, Suite 23126
Los Angeles, CA 90067

> **Re: Digital Transformation Opportunities Corp.**
> **Registration Statement on Form S-4**
> **Filed April 28, 2023**
> **File No. 333-271482**

Dear Kevin Nazemi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Summary of Proxy Statement/Prospectus, page 35

1. We note your revised disclosure to prior comment 8, which we reissue in part. Please revise to balance your disclosure to include equally prominent disclosure of the limitations and challenges you face in implementing your business strategy, including but not limited to, your net income (loss) for the year ended December 31, 2022 and your dependence on a limited number of payors.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Balance Sheet, page 107

2. Please reconcile the pro forma adjustment of $36,302 to additional paid-in capital to the amount in Note (g) of $36,899.

Kevin Nazemi
Digital Transformation Opportunities Corp.
May 19, 2023
Page 2

DTOC Managememt's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 133

3.
Please revise to explain the reason for the significant gains each period resulting from the
change in fair value of the warrant liabilities.

Our Network Physician Practices, page 138

4.   We acknowledge your revised disclosure in response to prior comment 23. Please revise
your disclosure relating to the management fees to give investors a reasonable idea of the
amount of management fees that does not exceed ten percentage points. If material,
please file the agreement as an exhibit to the registration statement or explain to us why
you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Our Value Proposition, page 139

5.   We note your revised disclosure in response to prior comment 24. Please also revise your
disclosure in the AON Management's MD&A section on page 150 accordingly.

Background of the Business Combination, page 193

6.   We acknowledge your revised disclosure in response to prior comment 35, which we
reissue in part. Please revise to expand your disclosure of the seven potential business
combination targets the DTOC Board considered and determined not to pursue.

7.   We acknowledge your revised disclosure on pages 201 and 202 in response to prior
comment 38, which we reissue in part. Please expand your discussion of the selection
criteria for the comparable valuations of publicly traded peer companies, whether any
companies meeting the selection criteria were excluded from the analysis and disclose the
multiples for each company in the analysis and the financial data used to derive such
multiples.

Certain Material U.S. Federal Income Tax Considerations, page 213

8.   We acknowledge your revised disclosures in response to prior comment 42. We note that
the tax opinion exhibit refers to assumptions, exceptions, limitations and qualifications set
forth in the registration statement and that the registration statement also refers to the
assumptions, exceptions, limitations and qualifications set forth in the tax opinion exhibit.
Please revise to clarify the qualifications in the registration statement upon which the tax
opinion relies.

Kevin Nazemi
Digital Transformation Opportunities Corp.
May 19, 2023
Page 3

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: David Hernand, Esq.